Cadbury plc (the “Company”)
Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 16 October 2009 that, on 16 October 2009, Chris Van Steenbergen acquired 9 ordinary shares in the capital of the Company at a price of £7.86 per share through participation in the Interim Dividend 2009 Dividend Re-Investment Plan through the Company’s all-employee Share Incentive Plan.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transaction was carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

19 October 2009